Exhibit 99(f), Form 10-K
                                                 Kansas City Life
                                                 Insurance Company

                          RETAIN THIS DOCUMENT



It is a Summary of Modifications to the Prospectus and Summary Plan Description of the Kansas City Life Insurance Company Savings and
Investment Plan [401(k)].



             THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS
             COVERING SECURITIES THAT HAVE BEEN REGISTERED
                   UNDER THE SECURITIES ACT OF 1933.



The following changes have been made in the Kansas City Life Insurance Company Savings and Investment Plan [401(k)].

    A leased employee [as defined in Internal Revenue Code Section 414(n) or (o)] will not be considered an "employee" for Plan purposes.

    The Plan was also changed to provide that the amendment or termination of the Plan will be done by the adoption of a written resolution by the Board of Directors or the Executive Committee of the Board of Directors. This amendment is effective January 1, 1994. This change in the Plan was made only to clarify the entity with the authority to amend or terminate the Plan. Prior Plan amendments have been adopted by written resolution of the Executive Committee of the Board of Directors.

    Clarifying changes were made to other sections of the Plan. They included amendments made to bring the Plan into compliance with changes in the Internal Revenue Code since 1986.

    In addition to the amendments, Robert E. Janes, Assistant Vice President and Assistant Controller, has replaced John K. Koetting as a member of the Administrative Committee.

The date of this Summary of Modifications to the Prospectus and Summary Plan Description is January 1, 1995.